March 23, 2010

Report to Shareholders,

In the past year the Company has had the pleasure of a number of significant successes and, despite some hurdles, we are well on the way to becoming a successful mining company.

As explained in our annual management discussion and analysis and evidenced in our annual financial statements, the Company has a strong cash position and is focused on finishing the development of the Bisha project. Despite the global credit crunch experienced in late 2008 and throughout 2009, the Bisha project has been fully financed and has diligently progressed through more than half of the construction. I believe this truly demonstrates the mark of an outstanding project and great team work

Milestones Achieved in the Past Year:

Construction

The Bisha camp was completed and occupied.

The majority of goods have been procured.

The mills have been delivered to site and are currently being installed.

The project is over 50% complete at the date of this report.

Human Resources

The Bisha team, including all department heads, is in place.

Financial

The project is fully financed, without hedging.

Off-take contracts are in place.

Naturally the above milestones were only achieved through the hard work and strong support of many people involved. The Eritrean Government has been particularly supportive of the Bisha project and we have been breaking ground together in the start of a mining industry in the country. Our advisors, senior managers, staff and contractors have all played an important part of the Company’s progress.

Outlook for the Next Year:

The Company is singularly focused on getting the Bisha Mine successfully into production so as to generate very significant cash flow in 2011. Our target of commissioning the plant in late 2010 remains in place.

Updated photos are posted to our website on a regular basis so you can view our progress at Bisha; please go to www.nevsun.com/properties/photo_gallery for a photo tour of our ongoing construction.

On behalf of Nevsun and the Board of Directors, we would like to thank you for your commitment to the growth and future prosperity of the Company.

“Cliff T. Davis”

Clifford T. Davis
President and CEO

Nevsun Resources Ltd.